Exhibit 2.3

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Consolidated Financial Statements

(Expressed in Canadian dollars)

December 31, 2003 and 2002

Index

Auditors’ Report

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

ELLIS FOSTER

           CHARTERED ACCOUNTANTS

1650 West 1st Avenue

Vancouver, BC  Canada   V6J 1G1

Telephone:  (604) 734-1112  Facsimile: (604) 714-5916

Website:  www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

MINCO MINING & METALS CORPORATION

We have audited the consolidated balance sheets of Minco Mining & Metals Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada March 11, 2004
Chartered Accountants

EF

A partnership of incorporated professionals

An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited

- members in principal cities throughout the world

MINCO MINING & METALS CORPORATION
(An exploration stage enterprise) Consolidated Balance Sheets December 31, 2003 and 2002
(Expressed in Canadian Dollars)

		2003	2002

ASSETS

Current assets
Cash and cash equivalents		$625,396	$40,681
Temporary investments		5,918,413	61,918
Advances and sundry receivables		311,267	62,724
Prepaid expenses and deposits		60,813	38,606

		6,915,889	203,929
Mineral interests (Note 3)		100	100

Equipment (Note 4)		66,061	82,672

		$6,982,050	$286,701

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$357,670	$431,444

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital (Note 5)		19,201,871	10,836,933

Contributed surplus (Notes 5b and 6)		179,528	6,148

Deficit		(12,757,019)	(10,987,824)

		6,624,380	(144,743)

		$6,982,050	$286,701

Commitments (Note 11)

Approved by the Directors:	"Robert Gayton"	"William Meyer"

	Robert Gayton	William Meyer

MINCO MINING & METALS CORPORATION (An exploration stage enterprise) Consolidated Statements of Operations and Deficit Years Ended December 31, 2003 and 2002 (Expressed in Canadian Dollars)

	2003	2002
Exploration costs, net of recovery	$308,858	$494,813
Administrative expenses
Accounting and audit	31,232	24,800
Advertising	15,880	3,025
Amortization of equipment	23,301	20,922
Foreign exchange loss	48,148	1,436
Interest expense on convertible debenture	52,162	-
Legal	45,192	19,090
Listing, filing and transfer agents	73,620	25,857
Management fees, net of recovery	13,499	75,773
Office and miscellaneous	28,986	54,331
Project investigation	445,933	53,456
Promotion and government relations	231,936	198,486
Rent	85,698	115,107
Salaries and benefits	138,582	178,348
Stock based compensation	242,581	6,148
Telephone	5,963	15,011
Travel and transportation	15,668	28,766

	1,498,381	820,556

Operating loss	(1,807,239)	(1,315,369)

Interest and sundry income	38,044	27,160

Loss for the year	(1,769,195)	(1,288,209)

Deficit, beginning of year	(10,987,824)	(9,699,615)

Deficit, end of year	$(12,757,019)	$(10,987,824)

Loss per share - basic and diluted	$(0.08)	$(0.07)

Weighted average number of common shares
outstanding - basic and diluted	20,875,129	17,682,041

MINCO MINING & METALS CORPORATION (An exploration stage enterprise) Consolidated Statements of Cash Flows Years Ended December 31, 2003 and 2002 (Expressed in Canadian Dollars)

	2003	2002

Cash flows from (used in) operating activities
Loss for the year	$(1,769,195)	$(1,288,209)
Adjustment for items not involving cash:
- amortization of equipment	23,301	31,560
- loss on sale of temporary investments	-	700
- stock based compensation	242,581	6,148
- others	26,535	-
Change in non-cash working capital items:
- sundry receivable	(248,543)	11,132
- prepaid expenses and deposits	(22,207)	132,683
- accounts payable and accrued liabilities	(73,774)	29,836

	(1,821,302)	(1,076,150)

Cash flows from financing activities
Shares issued for cash	7,688,602	550,000
Proceeds from issuance of convertible debenture	580,600	-

	8,269,202	550,000

Cash flows from (used in) investing activities
Acquisition of equipment	(6,690)	(16,137)
Decrease (increase) in temporary investments	(5,856,495)	368,141

	(5,863,185)	352,004

Increase (decrease) in cash and cash equivalents	584,715	(174,146)

Cash and cash equivalents, beginning of year	40,681	214,827

Cash and cash equivalents, end of year	$625,396	$40,681

Supplemental disclosure of cash flows information
Interest paid	$25,627	$-

MINCO MINING & METALS CORPORATION

(An exploration stage enterprise)

Notes to Consolidated Financial Statements

December 31, 2003 and 2002

(Expressed in Canadian Dollars)

1.

Nature of Operations

The Company was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition, exploration and development of mineral resource properties in China.

The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether these properties contain economically recoverable ore reserves.  The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions, exploration and development of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing.  The underlying value of the mineral properties is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or sufficient proceeds from the disposition thereof.

2.

Significant Accounting Policies

(a)

Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned British Virgin Island subsidiary, Triple Eight Mineral Corporation (“Temco”), its 80% owned joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin”), and its 75% owned joint venture company, Inner Mongolia Damo Mining Co. Ltd. (“Damo”).  Minority interests of 20% and 25%, respectively, are $nil as they represent only the profit sharing and working interests.  As at December 31, 2003, the joint ventures are still in the exploration stage and have not generated any revenue; therefore, the accounts of Keyin and Damo are 100% consolidated.

All inter-company accounts and transactions have been eliminated.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results may differ from those estimates.

2.

Significant Accounting Policies (continued)

(c)

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less when purchased.  As at December 31, 2003 and 2002, cash equivalents consist of cash only.

(d)

Temporary Investments

Temporary investments are stated at the lower of cost and market value.  As at December 31, 2003, temporary investments consist of high-grade bonds and guaranteed investment certificates.

(e)

Equipment

Amortization is provided as follows:

Motor vehicles	30% per annum, declining-balance basis
Mining equipment	30% per annum, declining-balance basis
Computer equipment	30% per annum, declining-balance basis
Office equipment and furniture	20% per annum, declining-balance basis
Leasehold improvements	5 year, straight-line basis

Amortization is provided at half the annual rate in the year of acquisition.

(f)

Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow are excluded in the computation of loss per share until the conditions for their release are satisfied.  As the Company incurred net losses in fiscal 2003 and 2002, the stock options and share purchase warrants as disclosed in Note 6 were not included in the computation of loss per share as its inclusion would be anti-dilutive.

3.

Significant Accounting Policies (continued)

(g)

Translation of Foreign Currencies

The accounts of subsidiaries, all of which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

(h)

Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are expensed when incurred until such time as reserves are proven.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(i)

Stock Based Compensation

Effective January 1, 2002, the Company adopted the requirements of Section 3870 of the CICA Handbook with respect to stock-based compensation.  Options granted to employees and directors are accounted for using the intrinsic value method where compensation expense is recognized for stock options granted at prices below the market price of the underlying common share at the date of the grant.  Options granted to those other than employees and directors are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes Option Pricing Model.

(j)

Long-lived Assets Impairment

Long-term assets are reviewed when changes in circumstances suggest their carrying value has become impaired.  Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value.  Fair value is generally determined using a discounted cash flow analysis.

(k)

Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

4.

Mineral Interests

(a)

Gansu Projects: The joint venture company Gansu Keyin Mining Co. Ltd. (“Keyin”) was formed pursuant to an agreement dated August 28, 1998 and amended August 28, 2003.  The following projects are operated through Keyin:

(i)

White Silver Mountain – As per the amendment signed on August 28, 2003, the Company has spent approximately 20 million RMB and earned 61% total project interest.  Both parties to the joint venture company may proceed in accordance with the original joint venture contract, which provided the Company has the right to earn an 80% interest by spending 40 million RMB (approximately C$6.3 million).  There is no time limit for the contribution.

(ii)

Yangshan (Anba) – In 2003, the Company signed agreements with Gansu provincial government and two other companies in Gansu for the exploration and development of the Anba gold deposit in the Yanshan gold field.  Pursuant to the terms of the agreements, Keyin has the right to acquire a 40% equity interest in Yangshan Gold Mining Co., Ltd. (“YGM”), a joint venture company to be established for the exploration and development of the Anba gold deposit.  YGM will acquire a 100% interest in the Anba gold deposit for US$6 million, consisting of a 40% initial payment (US$2.4 million) and the balance of 60% (US$3.6 million) will be paid over 5 years. Keyin’s share of the capital contribution is 40%, which is 24 million RMB (approximately C$3.8 million). As at December 31, 2003, about C$44,000 was incurred by the Company for expenditures on this project.

(iii)

West Extension of Yangshan – In 2003, the Company signed a co-operation agreement with No. 2 Exploration Institute of Gansu Bureau of Geological Exploration (“GBGE”) for the exploration and development of mineral resources in south Gansu province of China.  GBGE and Keyin will establish a new sino-foreign joint venture company to initially explore for gold in three areas, to which GBGE holds exploration permits.  Keyin has rights to earn 75% equity interests in the three areas.  To earn the interest, Keyin must expend 7.5 million RMB (approximately C$1.2 million) on this project over four years.  A joint venture contract was signed subsequently on March 1, 2004.

(b)

Inner Mongolia Projects:

(i)

Gobi – The property is located in Inner Mongolia Autonomous Region, China.  Pursuant to a Co-operative Joint Venture Agreement, the Company can earn a 75% interest in the property by spending 18 million RMB (approximately C$2.8 million) over a four-year period.  A joint venture company called Inner Mongolia Damo Mining Co. Ltd. was formed to hold the above noted mineral interests. In 2003, the board of the directors of Damo decided to reduce its registered capital from RMB 16.8 million RMB to 7 million RMB, with no effect to the earn-in process.  As at December 31, 2003, the Company spent approximately 7 million RMB (approximately C$1.1 million) and earned 54% project interest.

(ii)

BYC – In 2002, Minco reached an agreement with the Inner Mongolian Bureau of Non-ferrous Metals and Exploration to acquire majority interest in a joint venture company which holds the BYC gold project located in central Inner Mongolia.  On December 3, 2003, the joint venture company called the Inner Mongolia Huayu-Minco Mining Co., Ltd. was formed to hold the above noted mineral interest.  Minco can earn 75% interest in the joint venture company by spending 12 million RMB (approximately C$2.4 million) over four years.  In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“Cantech”).  Pursuant to the agreement, Cantech acquired the right to earn a 51% interest in the BYC project by spending 12 million RMB (approximately C$2.4 million) in exploration over 3-year period.  Cantech can earn another 9% by bringing the project to feasibility stage.  As at December 31, 2003, about C$55,000 was incurred by the Company for expenditures on this project.

4.

Mineral Interests   (continued)

The Company follows the practice of expensing all exploration costs until mineral reserves have been established.  The costs incurred on the Company’s mineral properties, which are all located in China, are as follows:

	Costs incurred to December 31, 2002	2003 Exploration costs	Costs incurred to December 31, 2003
Currently active properties:
- Gansu – White Silver Mountain	$1,349,354	$ 36,994	$ 1,386,348
- Gansu – Yangshan (Anba)	-	43,811	43,811
- Inner Mongolia – Gobi	1,158,745	216,806	1,375,551
- Inner Mongolia – BYC	-	54,783	54,783
	2,508,099	352,394	2,860,493
Inactive properties:
- Heavenly Mountains	436,519	-	436,519
- Emperor’s Delight	100	-	100
- Crystal Valley	100	-	100
- Stone Lake	100	-	100
- Changba Lijiagou Lead-Zinc Deposit	100	-	100
- Chapuzi	100	-	100
	437,019	-	437,019

Total	2,945,118	352,394	3,297,512
Exploration cost recoveries	-	(43,536)	(43,536)
Expensed exploration costs	(2,945,018)	(308,858)	(3,253,876)
	$ 100	$ -	$ 100

5.

Equipment

	2003
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 74,895	$ 61,777	$ 13,118
Office equipment and furniture	90,465	71,953	18,512
Motor vehicles	59,309	53,378	5,931
Mining equipment	191,873	167,416	24,457
Leasehold improvements	5,776	1,733	4,043

	2002
		Accumulated	Net book
	Cost	Amortization	value

Computer equipment	$ 71,635	$ 56,853	$ 14,782
Office equipment and furniture	87,035	67,754	19,281
Motor vehicles	59,309	50,836	8,473
Mining equipment	191,873	156,935	34,938
Leasehold improvements	5,776	578	5,198

6.

Share Capital

(a)

Authorized:  100,000,000 common shares without par value

(b)

Issued:

	Shares	Amount
Balance December 31, 2001	16,380,123	$10,286,933
Private placement at $0.25 per share	2,200,000	550,000
Balance, December 31, 2002
Stock options exercised ranging from $0.20 to $0.55 per share, including $69,201 contributed surplus attributed to stock-based compensation recognized	763,000	373,851

Private placement at $0.35 per share plus 186,344 shares and less $44,744 for finders’ fees	4,472,058	1,455,257
Share purchase warrants exercised at $0.40 per share	50,000	20,000
Private placement at $1.70 per share less $464,348 in cash for share issuance costs	3,748,848	5,908,695
Shares allotted for the conversion of convertible debenture – see Note 5 (d)	-	607,135
Balance, December 31, 2003	27,614,029	$19,201,871

On July 30, 2003, the Company completed a non-brokered private placement of 4,285,714 units priced at $0.35 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $0.40 until July 21, 2004 and at $0.60 until July 21, 2005.  The Company applied the residual approach and allocated the total proceeds of $1,455,257 to the common shares and $nil to warrants.  The securities were restricted from trading until November 21, 2003.

On December 8, 2003, the Company completed a brokered private placement of 3,748,848 units priced at $1.70 per unit with each unit consisting of one common share and one-half non-transferable share purchase warrant with each warrant entitling the holder to acquire a further common share at $2.15 until December 8, 2005.  In addition, the Company issued an underwriter’s compensation warrant entitling the underwriter to purchase up to 262,419 common shares, exercisable at a price of $1.80 per share for a period of twelve months from closing.  The Company applied the residual approach and allocated the total proceeds of $5,908,695 to the common shares and $nil to warrants.  The securities are restricted from trading until April 8, 2004.

(c)

As at December 31, 2003, 2,991,322 (2002 – 2,991,322) of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities.

(d)

In 2003, the Company completed a $580,600 convertible debenture financing.  The debenture accrued interest at a rate of 10% per year and matured in five years.  The debenture was convertible into 1,451,500 common shares at $0.40 per share and the accrued interest was convertible into 10,250 common shares at $1.80 per share.  The debenture and accrued interest were converted into common shares, which were allotted, before the year-end.  Subsequent to the year-end, all of the allotted common shares have been issued.

(e)

Share purchase warrants outstanding as at December 31, 2003:

Number of Warrants	Exercise Price	Expiry Date

262,419	$1.80	December 8, 2004
2,092,857	$0.40	July 21, 2004
	$0.60	July 21, 2005
1,874,424	$2.15	December 8, 2005
4,229,700

See Note 5 (b).

7.

Stock Options

The Company granted 1,624,000 and 430,000 stock options to employees, directors and consultants of the Company in 2003 and 2002, respectively. Each option entitles its holder to acquire one common share of the Company between $0.38 to $2.00 per common share. These options are vested from February 6, 2002 to October 6, 2006 and expire between March 25, 2004 and October 6, 2008.  In 2003, the Company recorded $242,581 (2002 – $6,148) stock based compensation and contributed surplus.  The $242,581 includes stock options granted to consultants under the fair value method totalling to $234,111 and to employees and directors under the intrinsic value method where the fair market value of the options at the date of grant was higher than the exercise price totalling $8,470.

Details of options granted are as follows:

	Number of options	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,637,000	$ 0.37
Granted	430,000	$ 0.52
Expired	(15,000)	$ 0.55
Options outstanding at December 31, 2002	3,052,000	$ 0.39
Granted	1,624,000	$ 0.73
Exercised	(763,000)	$ 0.40
Cancelled / Expired	(594,000)	$ 0.55
Options outstanding at December 31, 2003	3,319,000	$ 0.53

A summary of weighted average fair value of stock options granted during the year- end December 31, 2003 is as follows:

	Weighted Average Exercise Price	Weighted Average Fair Value
Exercise price exceeds market price at grant date:	$ 0.53	$ 0.24
Exercise price equals market price at grant date:	$ 0.58	$ 0.33
Exercise price less than market price at grant date:	$ 2.00	$ 1.81

A summary of stock options outstanding and exercisable is as follows:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.10 - $0.50	1,301,400	2.71	$ 0.22	1,131,400	$ 0.17
$0.51 - $1.00	1,817,600	2.85	$ 0.59	1,479,265	$ 0.47
$1.01 - $2.00	200,000	1.87	$ 2.00	-	$ -
	3,319,000	2.74	$ 0.53	2,610,665	$ 0.42

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro-forma effect of all awards granted.  For disclosure purposes, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk-free interest rate	5.14%	5.5%
Dividend yield	0%	0%
Volatility	67% - 111%	84% - 111%
Approximate expected lives	3 years	5 years

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide reliable measure of the fair value of the Company’s stock options.

7.

Stock Options   (continued)

Based on the computed option values and the number of the options issued, had the Company recognized compensation expense for employees and directors using the Black-Scholes Option Pricing Model, the following would have been its effect on the Company’s net loss:

	2003	2002
Net (loss) for the year:
- as reported	$ (1,769,195)	$ (1,288,209)
- pro-forma	$ (2,033,406)	$ (1,362,126)
Basic and diluted (loss) per share:
- as reported	$ (0.08)	$ (0.07)
- pro-forma	$ (0.10)	$ (0.08)

8.

Income Taxes

(a)

A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2003	2002

Statutory income tax rate	(38%)	(40%)
Tax losses not benefited	38%	40%
Effective tax rate	-	-

(b)

As at December 31, 2003, the Company has non-capital losses of approximately $8,400,000, unused cumulative Canadian and foreign exploration and development expenses of $3,075,000, and undepreciated capital costs of approximately $400,000 carried forward for tax purposes and available to reduce taxable income of future years.  The non-capital losses will expire between 2004 and 2010 if not utilized.  The exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

Future income tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is unlikely.

9.

Related Party Transactions

(a)

The Company incurred the following expenses to its directors or corporations controlled by its directors:

	2003	2002

Exploration costs	$ 68,992	$ 71,973
Management fees	18,239	75,773
Promotion	7,363	-
Property investigation	25,423	-

(b)

Accounts payable of $31,030 (2002 - $39,841) is due to a director of the Company.

(c)

Sundry receivable of $234,436 (2002 - $2,373) is due from two corporations related by a common director.

10.

Geographical Information

The Company’s business is considered as operating in one segment and the geographical division of the total assets of the Company are as follows:

	2003	2002

Canada	$ 6,918,159	$ 251,201
China	63,891	35,500

11.

Non-Cash Transactions

(a)

In 2003, the Company issued 186,342 common shares as finder’s fee pursuant to a private placement.

(b)

See Note 5 (d).

12.

Commitments

(a)

The Company has commitments in respect of office leases requiring minimum payments of $682,158, as follows:

2004	$ 201,345
2005	203,409
2006	207,537
2007	69,867

The Company has entered into sub-lease agreements for a portion of its leased premises and anticipates recovering approximately $140,000 per annum.

(b)

The Teck-Cominco Agreements

The Company has entered into agreements with Teck Cominco Ltd. “Teck Cominco”), of Vancouver, B.C., Canada on February 19, 1996 and February 20, 1996, respectively (collectively the “Teck-Cominco Agreements”).

Pursuant to the terms of the Teck-Cominco Agreements, Teck Cominco received “earn-in rights” as to the Non-Chinese Interest in any two mineral property rights acquired by the Company in China after the date of the Teck-Cominco Agreements until March 1, 2004 (expired).  Teck Cominco has, however, ongoing right of first offer on the disposition of Minco’s interests for an additional period of three years.

13.

Financial Instruments

The carrying value of cash and cash equivalents, temporary investments, sundry receivable, accounts payable and accrued liabilities and convertible debenture approximates the fair value due to the short-term nature of these financial instruments.  The fair value of temporary investments is equivalent to the market value.  The Company operates in China and some of its material exploration expenditures are payable in either U.S. dollars and the Chinese currency RMB and is, therefore, subject to foreign currency risk arising from changes in exchange rates among Canadian dollars, U.S. dollars and RMB.  The Company is not exposed to significant interest risk.  The Company places its temporary investments with government and bank debt securities and is subject to minimal credit risk.  The Company also considers itself not subject to high concentration of credit risk to its debtors and does not require collateral to support these financial instruments.

14.

Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

15.

Subsequent Events

(a)

The Company issued 581,357 common shares between $0.20 and $0.40 per share for total proceeds of $209,543 pursuant to the exercise of stock options and warrants.

(b)

See Note 3(a)(iii).

(c)

See Note 5(d).